FIRST DEFIANCE FINANCIAL CORP.

601 Clinton Street

Defiance, Ohio 43512

(419) 782-5015

December 16, 2016

Via Email and EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Mr. Christopher Dunham

Re:	First Defiance Financial Corp.
Registration Statement on Form S-4
Filed on October 18, 2016, as amended on October 31, 2016, November 28, 2016, and
December 16, 2016
Registration No. 333-214154

Dear Mr. Dunham:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), First Defiance Financial Corporation (the “Company”) respectfully requests that the effectiveness under the Securities Act of the above captioned Registration Statement be accelerated to Monday, December 19, 2016, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Kimberly J. Schaefer of Vorys, Sater, Seymour and Pease LLP at (513) 723-4068.

Very truly yours,

FIRST DEFIANCE FINANCIAL CORP.

By: /s/ Donald P. Hileman

Donald P. Hileman

President and Chief Executive Officer